

Mailstop 3233

December 21, 2015

<u>Via E-Mail</u>
Christopher J. Vohs
Chief Accounting Officer and Treasurer
Bluerock Residential Growth REIT, Inc.
712 Fifth Avenue, 9th Floor
New York, NY 10019

> **Re: Bluerock Residential Growth REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 4, 2015**
> **File No. 0-36369**

Dear Mr. Vohs:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　/s/ Daniel L. Gordon

　　　　　　　　　　　Daniel L. Gordon
　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　Office of Real Estate and
　　　　　　　　　　　　　Commodities